EXHIBIT 21.1

Subsidiaries of the Company

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Huttig, Inc.	Delaware

Huttig FSC, Inc.	Barbados

Huttig Building Materials	Delaware

Huttig Texas Holdings, Inc.	Delaware

Huttig Texas Limited Partnership	Texas